Alliance Capital Management L.P.
Pro Forma Calculation of Earnings Per Alliance Capital Unit
Years Ended December 31,

Net Income Per Alliance Capital Unit (in thousands)	2000	1999
Net Income	$719,570	$641,651
Weighted average Alliance Capital Units outstanding - Basic	245,854	244,574
Dilutive effect of employee options	6,744	5,153
Weighted average Alliance Capital Units outstanding - Diluted	252,598	249,727
Basic net income per Alliance Capital Unit	$2.91	$2.59
Diluted net income per Alliance Capital Unit	$2.82	$2.54